Exhibit 99.1

FOR IMMEDIATE RELEASE: March 9, 2015	PR 15-2

Atna Provides Update on Pinson Mine

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) has made substantial progress in the ramp-up of its operations at the Pinson Mine located near Winnemucca, Nevada. Since the start of 2015, the mine has achieved a number of milestones:

•	A second operating crew was added in January and production has shown a steady increase, averaging approximately 220 ore tons (200 tonnes) per operating day since the start of 2015. A total of 6,930 tons (6290 tonnes) of ore at an estimated grade of 0.38 ounces per ton (13.0 g/tonne), containing approximately 2,600 ounces of gold were mined in the months of January and February.
•	Ore is now being mined from both the Otto and Ogee zones, the first two of the four ore zones to be mined. New, more cost effective, longhole mining stopes are being developed in both zones in addition to underhand cut-and-fill stoping areas in the Ogee zone. The initial bottom cut drift in the Otto zone has produced ore with an average grade of 0.53 ounces per ton (18.2 g/tonne).
•	Construction of a 130 foot (39.6 meters) high, steel lined, nine-foot diameter ventilation raise and emergency escape-way has been completed. With the completion of this raise, all primary development projects required to achieve the 2015 mine plan at Pinson have been completed. Two additional turns to the primary access ramp, increasing the depth of the mine by approximately 140 feet (42.7 meters), are planned for construction during 2015, to prepare for the 2016 mine operating plan.
•	During the month of February, a third de-watering well was commissioned at Pinson. This 1,400 foot (427 meters) deep well is pumping at a rate of 1,100 gallons per minute (69 l/sec). This well, combined with two additional operating wells, have been effective in dropping the water table below the lowest mine workings. Water inflow into mining areas has effectively been eliminated, providing dry working conditions.

“The ramp-up of operations is progressing according to plan and productivity improvements are being seen in all aspects of the operation. Additional personnel are being added with the goal of increasing the operating rate to a 24 hour-per-day, 7 day-per-week schedule and an ultimate production rate of approximately 450 to 550 tons (410-500 tonnes) per day later in the second half of 2015,” states James Hesketh, President & CEO.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson gold mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential optimization, increased productivity, cost reduction, economics, or resource or reserve expansion at the Pinson mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements, if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Pinson mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining, exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com